May 29, 2009
Mr. Robert Telewicz
Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Liberty Property Trust, (File No. 001-13130) Liberty Property Limited Partnership, (File No. 001-13132) Form 10-KSB for year ended December 31, 2008
Dear Bob,
We appreciate your time and input during the phone conversations we had over the past few weeks. On May 22, 2009, we filed a Form 10-K/A for the year ended December 31, 2008 addressing the issues raised in your April 21, 2009 comment letter.
Very truly yours,

/s/ George J. Alburger, Jr.

George J. Alburger, Jr.
Executive Vice President
Chief Financial Officer
GJA/ab

cc:	Kevin Purfield, Ernst & Young Justin Chairman, Morgan Lewis & Bockius LLP
Great Valley Corporate Center • 500 Chesterfield Parkway • Malvern, PA 19355 • (610) 648-1700 • Fax: (610) 644-4129

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